                                                                   Exhibit 11.1

                    COMPUTATIONS OF EARNINGS PER COMMON SHARE

                                                                                TWELVE MONTHS ENDED
                                                          DECEMBER 31, 1998                           DECEMBER 31, 1999
                                                ----------------------------------------    -------------------------------------
                                                                              PER SHARE                                 PER SHARE
                                                 NET LOSS       SHARES          AMOUNT        NET LOSS       SHARES       AMOUNT
                                                ----------     --------       ----------     ----------     --------    ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
Net loss                                         $(2,689)                                     $(31,508)
Less: preferred stock dividends                       --                                         1,487
                                                 -------                                      --------
Basic EPS
  Net loss available to common stockholders       (2,689)      1,755,536       $(1.53)         (32,995)      2,226,225    $(14.82)
Effect of Dilutive Securities
  Convertible debt                                    --              --           --               --              --         --
  Convertible preferred stock                         --              --           --               --              --         --
  Stock option plans and warrants                     --              --           --               --              --         --
Dilutive EPS
  Net loss available to common stockholders      -------       ---------       ------         --------       ---------    -------
  and assumed conversions                        $(2,689)      1,755,536       $(1.53)        $(32,995)      2,226,225    $(14.82)
                                                 =======       =========       ======         ========       =========    =======



The Company's convertible debt, which is exchangeable into shares of the Company's common stock, was outstanding during calendar 1998 and for approximately two months during the year ended December 31, 1999, but was not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive. Options and warrants to purchase 179,490 and 301,786 shares, respectively, of common stock were outstanding during 1998 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and warrants to purchase 1.9 million and 948,596 shares, respectively, of common stock were outstanding during the year ended December 31, 1999, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series A preferred stock, which is convertible into 1,035,706 shares of the Company's common stock, was outstanding during calendar 1998 and during the year ended December 31, 1999, but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series B and Series C preferred stock, which is convertible into 3,466,897 and 4,464,276 shares, respectively, of common stock were outstanding during 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.